# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Soho House & Co Inc., CIK 0001846510
CUSIP: 586001109
Title of class of securities: Class A common stock, par value $0.01 per share
Address of issuer's principal executive offices: 180 Strand, London, United Kingdom (X0), WC2R 1EA
Date of event which requires filing of this statement: 01/14/2026
Amends the filing with accession number 0001193125-21-365216
Filed by CIK 0000886982
Persons authorized to receive notices and communications: Hristo Dimitrov, Esq., Goldman Sachs & Co. LLC, 200 West Street, New York, New York (NY), 10282, (212) 902-1000

## Reporting persons
- The Goldman Sachs Group, Inc. (CIK 0000886982): type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 15,770,942; sole dispositive power 0; shared dispositive power 15,770,942; aggregate amount beneficially owned 15,770,942 (29.1% of the class)
  Comment: Rows 8, 10 and 11: For all cover pages of this Amendment No. 3, see Item 5 of this Amendment No. 3 and Exhibit 99.6 hereto.
  
  Row 13: All calculations of percent of class on the cover pages of this Amendment No. 3 with respect to the Reporting Persons are based upon 54,149,151 shares of Class A common stock, par value $0.01 per share (the "Class A Common Stock"), of Soho House & Co Inc. (the "Issuer") outstanding as of December 1, 2025, as disclosed in the Issuer's Proxy Statement for Special Meeting of Stockholders, filed with the U.S. Securities and Exchange Commission (the "SEC") on December 11, 2025. The 15,770,942 shares of Class A Common Stock beneficially owned in the aggregate by the Reporting Persons constitutes approximately 1.1% of the aggregate voting power of the Issuer's Class A Common Stock and Class B Common Stock outstanding. See Exhibit 99.6 hereto.
- Goldman Sachs & Co. LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 1,384,633; sole dispositive power 0; shared dispositive power 1,384,633; aggregate amount beneficially owned 1,384,633 (2.6% of the class)
- Broad Street Principal Investments, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 1,140,310; sole dispositive power 0; shared dispositive power 1,140,310; aggregate amount beneficially owned 1,140,310 (2.1% of the class)
- Goldman Sachs Asset Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 14,386,309; sole dispositive power 0; shared dispositive power 14,386,309; aggregate amount beneficially owned 14,386,309 (26.6% of the class)
- West Street Strategic Solutions Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 5,682,004; sole dispositive power 0; shared dispositive power 5,682,004; aggregate amount beneficially owned 5,682,004 (10.5% of the class)
- West Street Strategic Solutions Fund I-(C), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 558,307; sole dispositive power 0; shared dispositive power 558,307; aggregate amount beneficially owned 558,307 (1% of the class)
- WSSS Investments W, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 6,994,784; sole dispositive power 0; shared dispositive power 6,994,784; aggregate amount beneficially owned 6,994,784 (12.9% of the class)
- WSSS Investments X, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 263,420; sole dispositive power 0; shared dispositive power 263,420; aggregate amount beneficially owned 263,420 (0.5% of the class)
- WSSS Investments I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 296,103; sole dispositive power 0; shared dispositive power 296,103; aggregate amount beneficially owned 296,103 (0.5% of the class)
- WSSS Investments U, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 316,507; sole dispositive power 0; shared dispositive power 316,507; aggregate amount beneficially owned 316,507 (0.6% of the class)
- West Street CT Private Credit Partnership, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 275,184; sole dispositive power 0; shared dispositive power 275,184; aggregate amount beneficially owned 275,184 (0.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.01 per share
Name of issuer: Soho House & Co Inc.
Address of issuer's principal executive offices: 180 Strand, London, United Kingdom (X0), WC2R 1EA
Comment: This Amendment No. 3 ("Amendment No. 3") is filed by the undersigned Reporting Persons and amends the statement on Schedule 13D filed initially with the Securities and Exchange Commission on December 23, 2021, as subsequently amended by Amendment No. 1 filed on March 28, 2023 and Amendment No. 2 filed on August 19, 2025 (as amended, the "Schedule 13D"), with respect to the Class A common stock, par value $0.01 per share (the "Class A Common Stock"), of Soho House & Co Inc. (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings ascribed thereto in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 3 is being filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the following persons (collectively, the "Reporting Persons"):

1. The Goldman Sachs Group, Inc., a Delaware corporation ("Goldman Sachs");

2. Goldman Sachs & Co. LLC, a New York limited liability company ("GS&Co.");

3. Broad Street Principal Investments, L.L.C., a Delaware limited liability company ("BSPI");

4. Goldman Sachs Asset Management, L.P., a Delaware limited partnership ("GSAM LP");

5. West Street Strategic Solutions Fund I, L.P., a Delaware limited partnership ("West Street Fund I");

6. West Street Strategic Solutions Fund I-(C), L.P., a Delaware limited partnership ("West Street Fund I (C)");

7. WSSS Investments W, LLC, a Delaware limited liability company ("WSSS Fund W");

8. WSSS Investments X, LLC, a Delaware limited liability company ("WSSS Fund X");

9. WSSS Investments I, LLC, a Delaware limited liability company ("WSSS Fund I");

10. WSSS Investments U, LLC, a Delaware limited liability company ("WSSS Fund U"); and

11. West Street CT Private Credit Partnership, L.P., a Delaware limited partnership ("West Street CT PCP," and together with West Street Fund I, West Street Fund I-(C), WSSS Fund W, WSSS Fund X, WSSS Fund I and WSSS Fund U, the "GS Funds").

Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Exchange Act.

Goldman Sachs is a bank holding company that (directly and indirectly through subsidiaries or affiliated companies or both) is a leading global financial institution that delivers a broad range of financial services across investment banking, securities, investment management and consumer banking to a large and diversified client base that includes corporations, financial institutions, governments and individuals.

GS&Co. is an investment banking firm and a member of the New York Stock Exchange (the "NYSE") and other national securities exchanges. GS&Co. is a direct subsidiary of Goldman Sachs.

BSPI was formed for the purpose of investing in equity, equity-related and similar securities or instruments, including debt or other securities or instruments with equity-like returns or an equity component. GS&Co. is the manager of BSPI.

Each of the GS Funds was formed to make investments primarily in debt instruments and each may invest in debt instruments that have an equity component, equity instruments, real estate and real estate-related assets and instruments, as well other similar types of instruments. The GS Funds are investment vehicles managed by GSAM LP. GSAM LP is an indirect subsidiary of Goldman Sachs and an investment adviser registered under the Investment Advisers Act of 1940. GSAM LP is engaged in the business of serving as an investment manager for a variety of investment funds and vehicles.

The principal address of each of the Reporting Persons is 200 West Street, New York, NY 10282-2198.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Goldman Sachs are set forth in Schedule I in Exhibit 99.3 hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of the Asset Management Private Credit Investment Committee of Goldman Sachs, which is responsible for making investment decisions for BSPI and each of the GS Funds are set forth in Schedule II-A in Exhibit 99.3 hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of BSPI are set forth in Schedule II-B in Exhibit 99.3 hereto and are incorporated herein by reference.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit 99.1 to Amendment No. 2.

During the last five years, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule I, Schedule II-A or Schedule II-B, in Exhibit 99.3 hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Schedule III in Exhibit 99.4 to Amendment No. 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Residence or business address:
Item 2 of Schedule 13D is hereby supplemented as follows:

The information set forth in Item 2(a) of this Amendment No. 3 is hereby incorporated herein by reference.
Present principal occupation or employment:
Item 2 of Schedule 13D is hereby supplemented as follows:

The information set forth in Item 2(a) of this Amendment No. 3 is hereby incorporated herein by reference.
Criminal convictions in the last five years:
Item 2 of Schedule 13D is hereby supplemented as follows:

The information set forth in Item 2(a) of this Amendment No. 3 is hereby incorporated herein by reference.
Civil proceedings (securities laws) in the last five years:
Item 2 of Schedule 13D is hereby supplemented as follows:

The information set forth in Item 2(a) of this Amendment No. 3 is hereby incorporated herein by reference.
Citizenship:
Item 2 of Schedule 13D is hereby supplemented as follows:

The information set forth in Item 2(a) of this Amendment No. 3 is hereby incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of Schedule 13D is hereby supplemented as follows:

The response to this Item 3 for the transactions disclosed on Schedule IV in Exhibit 99.5 hereto is set forth therein.

None of the persons listed on Schedules I, II-A or II-B in Exhibit 99.3 hereto contributed any funds or other consideration towards the acquisition of Class A Common Stock except insofar as they may have partnership or member interests in any of the Reporting Persons and have made capital contributions to any of the Reporting Persons, as the case may be.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of Schedule 13D is hereby supplemented as follows:

Amendment to GS Rollover and Support Agreement; GS Rollover Side Letter

On January 14, 2026, BSPI and the GS Funds (individually a "GS Entity" and collectively, the "GS Entities") and the Issuer entered into an Amendment to the GS Rollover and Support Agreement (the "GS Rollover Amendment"). Pursuant to the amendment, the GS Entities increased the number of shares of Class A Common Stock designated as Rollover Shares by 1,552,556, such that of the 15,526,619 shares of Class A Common Stock owned by the GS Entities in the aggregate, all of such shares have been designated by them as Rollover Shares. Additionally, pursuant to the GS Rollover Amendment, the Issuer agreed to use its reasonable best efforts to obtain equity funding after the date the Merger closes through and including the date that is nine months following the closing date (the "Post-Closing Equity Funding" as defined in the GS Rollover Amendment). The amendment provides that if the Issuer is able to obtain Post-Closing Equity Funding, then with respect to the first $163,126,505 of net proceeds from the Post-Closing Equity Funding actually received by the Issuer, a number of the GS Entities' shares of Class A Common Stock (equal to (rounded down to the nearest whole number) (x) 50% of such net proceeds divided by (y) $9.00) shall be, at the GS Entities' option, redeemed by the Issuer at a price of $9.00 per share using such net proceeds within three business days of the closing of such Post-Closing Equity Funding, subject to applicable withholding taxes; provided that in no event will the aggregate the number of shares to be so redeemed exceed 9,315,972 shares for the GS Entities in total. Notwithstanding the foregoing, neither the first $70 million in net proceeds received by the Issuer from any such equity funding, nor any net proceeds from equity issued to fund emergency capital required by the Issuer for its working capital needs as determined by the Issuer's board of directors, will be applied or utilized for such redemption of shares. Finally, the GS Rollover Amendment revised a provision in the GS Rollover Side Letter. As revised, following the closing of the Merger, the side letter permits the GS entities to have one non-voting observer to the board of directors of the Issuer for so long as the GS Entities own in the aggregate at least fifty percent of the shares of Class A Common Stock owned by them as of the third business day following the nine-month anniversary of the closing of the Merger (instead of as of immediately after the closing of the Merger).

Senior Secured Notes and Financing of the Merger

As contemplated by the Merger Agreement, in connection with the closing of the Merger by the Issuer, all of the existing senior secured notes outstanding previously issued by Soho House Bond Limited, a wholly-owned subsidiary of the Issuer ("SHBL"), are to be repaid. This includes all of the notes owned by the GS Funds and their affiliates. As part of the Issuer's new debt financing in connection with the Merger, certain of the GS Funds or their affiliates will provide SHBL with new debt financing in an aggregate principal amount of $100 million (and increase from the previously disclosed $75 million), subject to customary closing conditions .

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of Schedule 13D is hereby supplemented as follows:

The information set forth in Exhibit 99.6 of this Amendment No. 3 is hereby incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of Schedule 13D is hereby supplemented as follows:

The information set forth in Item 5(a) of this Amendment No. 3 is hereby incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of Schedule 13D is hereby supplemented as follows:

No transactions in the Class A Common Stock were effected by any Reporting Person or, to the knowledge of the Reporting Persons, any of the persons listed in Schedule I, Schedule II-A or Schedule II-B in Exhibit 99.3 hereto, during the past 60 days preceding the filing date of this Amendment No. 3, except as disclosed in Item 4 and Schedule IV in Exhibit 99.5 hereof.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) of Schedule 13D is hereby amended and restated in its entirety as follows:

Except for clients of GSAM LP, GS&Co. or another investment advisor or broker-dealer subsidiary of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Class A Common Stock, if any, held in client accounts, no person, other than the Reporting Persons are known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class A Common Stock beneficially owned by the Reporting Persons and described in this Item 5.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of Schedule 13D is hereby supplemented as follows:

The information set forth in Item 4 of this Amendment No. 3 is hereby incorporated herein by reference. The description of the GS Rollover Amendment set forth in Item 4 hereof and this Item 6 is not intended to be complete and is qualified in its entirety by reference to such document, which is included as Exhibit 8 hereto, and incorporated by reference herein.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

The foregoing description and exhibit hereto has been included pursuant to the requirements of Schedule 13D. The document contain representations and warranties made by and to the parties thereto as of specific dates. The representations and warranties of each party set forth in the document have been made solely for the benefit of the other party to such document. In addition, such representations and warranties: may have been qualified by confidential disclosures made to the other party in connection with such document; may be subject to a materiality standard which may differ from what may be viewed as material by investors; were made only as of the date of such document or such other date as is specified therein; may have been included in such document for the purpose of allocating risk between or among the parties thereto rather than establishing matters as facts. Accordingly, the document is included herewith only pursuant to the requirements of Schedule 13D and not to provide investors or other persons with any other factual information regarding the parties or their respective businesses.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description

8 Amendment dated as of January 14, 2026, to Rollover and Support Agreement, dated as of August 15, 2025, by and between Soho House & Co. Inc. and the GS Entities

99.3 Schedule I, Schedule II-A, and Schedule II-B

99.5 Schedule IV

99.6 Item 5(a)

## Signatures
- The Goldman Sachs Group, Inc.: Crystal Orgill, Crystal Orgill/Attorney-in-fact (01/16/2026)
- Goldman Sachs & Co. LLC: Crystal Orgill, Crystal Orgill/Attorney-in-fact (01/16/2026)
- Broad Street Principal Investments, L.L.C.: Crystal Orgill, Crystal Orgill/Attorney-in-fact (01/16/2026)
- Goldman Sachs Asset Management, L.P.: Crystal Orgill, Crystal Orgill/Attorney-in-fact (01/16/2026)
- West Street Strategic Solutions Fund I, L.P.: Crystal Orgill, Crystal Orgill/Attorney-in-fact (01/16/2026)
- West Street Strategic Solutions Fund I-(C), L.P.: Crystal Orgill, Crystal Orgill/Attorney-in-fact (01/16/2026)
- WSSS Investments W, LLC: Crystal Orgill, Crystal Orgill/Attorney-in-fact (01/16/2026)
- WSSS Investments X, LLC: Crystal Orgill, Crystal Orgill/Attorney-in-fact (01/16/2026)
- WSSS Investments I, LLC: Crystal Orgill, Crystal Orgill/Attorney-in-fact (01/16/2026)
- WSSS Investments U, LLC: Crystal Orgill, Crystal Orgill/Attorney-in-fact (01/16/2026)
- West Street CT Private Credit Partnership, L.P.: Crystal Orgill, Crystal Orgill/Attorney-in-fact (01/16/2026)